July 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: ARK ETF Trust – Fidelity Bond – (Policy No. ICB9300003-02)

The ARK ETF Trust ("Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), hereby provides the following in connection with the Trust's fidelity bond for the period from September 1, 2017 to November 1, 2017:

    1) A copy of the bond endorsement;

    2) A copy of the resolutions, which were adopted by the Board of Trustees of the Trust, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust.

Please note that the premium for the Bond has been paid through November 1, 2017.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Kellen Carter

Kellen Carter
Secretary
ARK ETF Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

BOND PERIOD EXTENSION

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that Declarations Item 2 is amended to specify the following Bond Period expiration date:

   November 01, 2017

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 6

Policy Number: ICB 9300003-02

Named Insured: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: August 30, 2017

I, Kellen Carter, Secretary of ARK ETF Trust (the "Trust"), hereby certify that the following votes have been adopted, first by the Trustees who are not "interested persons" of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), voting separately and then by the entire Board of Trustees (the "Board") voting as a whole, at a meeting duly called and held on July 28, 2017, at which a quorum was present and acting throughout:

WHEREAS, ARK Investment Management LLC ("ARK") previously obtained a fidelity bond policy, on behalf of the Trust, issued by Arch Insurance Company, covering each officer and employee of the Trust against larceny and embezzlement, in the amount of $400,000 ("Fidelity Bond Policy") for the period August 30, 2016 through August 30, 2017; and

WHEREAS, the Board, including a majority of the Trustees who are not "interested persons" of the Trust (as defined in section 2(a)(19) of the Investment Company Act of 1940, as amended ("1940 Act")) ("Independent Trustees"), after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Trust to which any officer or employee may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (v) the nature of the securities in the Trust's portfolios, approved the Fidelity Bond Policy at a meeting of the Board duly called and held on August 30, 2016 ("August Meeting"); and

WHEREAS, ARK desires to extend the Fidelity Bond Policy, on behalf of the Trust, for the period from August 30, 2017 through November 1, 2017.

NOW, THEREFORE, BE IT

RESOLVED, that, after reconsideration of the factors deemed relevant by the Board at the August Meeting, the extension of the Fidelity Bond Policy for the period from August 30, 2017 through November 1, 2017 be, and it hereby is, approved by the Board, including a majority of the Independent Trustees; and further

RESOLVED, that it is the finding of the Board, including a majority of the Independent Trustees, that the extension of the Fidelity Bond Policy covering among others, officers and employees of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Fund to which any person covered under the extension of Fidelity Bond Policy may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds and the nature of the securities in the Funds' portfolios; and further

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to increase the amount of the Bond coverage from time to time during the extension period to ensure adequate coverage based on the value of the Trust's assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and further

RESOLVED, that the Secretary and the other officers of the Trust are directed to file the extension of the Fidelity Bond Policy with the SEC and to make the other filings and give the notices as required by Rule 17g-1(g) of the 1940 Act; and further

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and take such other actions, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 31st day of July 2017.

 /s/ Kellen Carter
Kellen Carter
Secretary